Profit and Loss

January - December 2024

	Total
INCOME	
Sales	519,381.49
Discounts given	-49.66
Gratuity	4,112.80
Tax	52,863.67
Tips	94,342.91
Total Sales	**670,651.21**
Services	1,174.50
Total Income	**671,825.71**
COST OF GOODS SOLD	
Cost of goods sold	
Beverages	9,439.55
Food	118,054.78
Supplies & materials	3,516.80
Total Cost of goods sold	**131,011.13**
Total Cost of Goods Sold	**131,011.13**
GROSS PROFIT	**540,814.58**
EXPENSES	
Advertising & marketing	
Google	156.00
Indeed	96.83
Seated	898.83
Signs	841.50
Yelp	1,536.07
Total Advertising & marketing	**3,529.23**
Amortization Expense	3,000.00
Auto	
Auto Lease/Pmt	5,987.15
Car Wash	138.00
Parking & tolls	634.35
Vehicle gas & fuel	1,804.34
Total Auto	**8,563.84**
Building & property rent	
Avalon	20,420.76
Peter Landlord	19,870.00
Rent - Carla Arriola	9,000.00
Total Building & property rent	**49,290.76**
Business licences	
Alcohol Beverage Control	1,721.00
CA Secretary of State	100.00

	Total
City of Berkeley	768.64
ServSafe	179.00
Total Business licences	**2,768.64**
Contract labor	
American Services	5,000.00
Christopher Pa	90.00
Danna	780.00
GMS	98.70
Joann Lao	420.00
Kitchen Corrupted	4,000.00
McNeil & Sons Restaurant Solutions	2,613.23
Muay	1,100.00
Raschata	1,200.00
Thanawut	500.00
Total Contract labor	**15,801.93**
Decoration	
CB2	810.18
Maneerat	2,000.00
Pinto	1,400.00
Total Decoration	**4,210.18**
Employee benefits	
Kaiser Permanente	10.00
Kneading Wellness	170.00
Malai Thai Massage	1,336.00
Mixlab Pharmacy	135.67
Orinda Oral	479.00
Sephora	934.56
The Source Chiropractic	2,755.00
Total Employee benefits	**5,820.23**
Equipment rental	458.94
General business expenses	
Bank fees & service charges	206.20
Memberships & subscriptions	
Apple	353.05
Canva	134.91
Netflix	92.94
Roku	23.97
Spotify	50.97
Total Memberships & subscriptions	**655.84**
Uniforms	
Model Shoe Renew Berkeley	101.92
Reluctant Treads Aprons	430.33
Uniqlo	1,004.00

	Total
Vans	1,382.85
Total Uniforms	**2,919.10**
Total General business expenses	**3,781.14**
Insurance	
Aflac	470.80
Coterie Insurance	4,545.00
Worker’s compensation insurance	367.44
Total Insurance	**5,383.24**
Legal & accounting services	
Proof	25.00
Rosario	780.00
Total Legal & accounting services	**805.00**
Linen Service	
Aramark	1,589.04
Vestis Services	13,437.39
Wash Shop Laundry	1,013.30
Total Linen Service	**16,039.73**
Meals	
Meals with clients	25,457.70
Total Meals	**25,457.70**
Office expenses	
Amazon	1,535.58
Ashby Lumber	876.22
Best Buy	2,107.55
Chairs	2,768.27
Dining room	9,766.98
Home Depot	3,471.90
Joann Store	13.75
Kitchen supplies	19,109.92
Misc	29,035.43
Office supplies	3,973.43
Pet expense	8,742.65
Plants	3,207.00
Shipping & postage	67.33
Small tools and equipment	
Chef’s Toys	326.53
East Bay Restaurant	11,903.67
Juice Machine	1,200.00
Klassic Service, Inc	1,352.00
Mr. Espresso	5,889.44
Nam’s Amex	14,955.14
Webstaurant	553.97
Total Small tools and equipment	**36,180.75**

	Total
Software & apps	0.00
Innovative B2B	7.00
Toast	1,570.22
Total Software & apps	**1,577.22**
Total Office expenses	**122,433.98**
Payroll expenses	
401(k) contributions	300.00
ADP Fees	4,810.90
Payroll taxes	56,242.56
Wages	211,714.32
Total Payroll expenses	**273,067.78**
Pest Control	1,125.00
QuickBooks Payments Fees	263.38
Repairs & maintenance	14,306.76
Security	1,248.45
Supplies	
Chanco Houseware	728.06
Chef's Store	748.40
Daiso	104.40
Forest Restaurant Supply	1,259.69
Green Paper Product	577.31
Walmart	44.21
Total Supplies	**3,462.07**
Taxes paid	
Sales Tax	52,863.67
Sales Tax Penalty & Interest	7,020.94
Total Taxes paid	**59,884.61**
Travel	
Classic Service	1,656.00
Clipper	20.00
Ferry	40.50
MTA	43.20
Taxis or shared rides	1,007.12
Total Travel	**2,766.82**
Utilities	
Electricity	9,613.48
Internet & TV services	1,530.08
Phone service	4,928.83
Trash	1,080.00
Water & sewer	3,248.39
Total Utilities	**20,400.78**
Total Expenses	**643,870.19**
NET OPERATING INCOME	**-103,055.61**

	Total
OTHER INCOME	
Other income	524.00
Total Other Income	**524.00**
OTHER EXPENSES	
Donation	0.98
Total Other Expenses	**0.98**
NET OTHER INCOME	**523.02**
NET INCOME	**$ -102,532.59**

Balance Sheet

As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (7091) - 1	15,158.99
Petty Cash	500.00
Total Bank Accounts	**15,658.99**
Total Current Assets	**15,658.99**
Fixed Assets	
Furniture	3,671.73
Tools, machinery, and equipment	27,523.42
Total Fixed Assets	**31,195.15**
Other Assets	
Acquisition costs	45,000.00
Amortization	-3,000.00
Total Other Assets	**42,000.00**
TOTAL ASSETS	**$88,854.14**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	58,575.76
Total Other Current Liabilities	**58,575.76**
Total Current Liabilities	**58,575.76**
Long-Term Liabilities	
Long-term business loans	41,930.73
Total Long-Term Liabilities	**41,930.73**
Total Liabilities	**100,506.49**
Equity	
Owner investments	92,030.24
Retained Earnings	-1,150.00
Net Income	-102,532.59
Total Equity	**-11,652.35**
TOTAL LIABILITIES AND EQUITY	**$88,854.14**

Statement of Cash Flows

January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-102,532.59
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Amortization	3,000.00
California Department of Tax and Fee Administration Payable	58,575.76
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**61,575.76**
Net cash provided by operating activities	**-40,956.83**
INVESTING ACTIVITIES	
Furniture	-3,671.73
Tools, machinery, and equipment	-27,523.42
Net cash provided by investing activities	**-31,195.15**
FINANCING ACTIVITIES	
Long-term business loans	41,930.73
Owner investments	38,378.48
Net cash provided by financing activities	**80,309.21**
NET CASH INCREASE FOR PERIOD	**8,157.23**
Cash at beginning of period	7,501.76
CASH AT END OF PERIOD	**$15,658.99**